Alliance Fiber Optic Products, Inc.
275 Gibraltar Drive
Sunnyvale, CA 94089
(408) 736-6900

June 23, 2009

VIA EDGAR AND FACSIMILE

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:     Alliance Fiber Optic Products, Inc.
          Form 10-K for the Fiscal year ended December 31, 2008
          Filed March 20, 2009
          File No. 000-31857

Dear Mr. Cascio:

This letter responds to comments on the above-referenced Form 10-K received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter to Alliance Fiber Optic Products, Inc. (the "Company") dated June 16, 2009. The response corresponds to the headings and numbered comments in the letter from the Staff, which are reproduced below for ease of reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, Comparison of Fiscal Year 2008 and Fiscal Year 2007, page 23

1.

We note that your discussion of the change in revenue refers to the impact of lower average selling prices. In future filings please enhance your discussion by describing the factors leading to lower average selling prices in 2008. Please also clarify whether you expect future declines in average selling prices and the potential impact on future operations, if applicable.

The Company notes the Staff's request and will provide responsive disclosure in future filings

Item 8. Consolidated Financial Statements

Consolidated Statement of Operations, page 29

2.

We note that you present stock-based compensation charges on the face of the statements of operations in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, in future filings please present stock-based compensation charges in a parenthetical note to the appropriate income statement line items or remove the total stock-based compensation line from the table. As indicated in the referenced guidance, you may also present the information in the footnotes to the financial statements or within MD&A.

The Company notes the Staff's comment and will revise its disclosure in future filings to be consistent with the cited guidance.

Note 1. The Company and Summary of Significant Accounting Policies, page 32

Cash, cash equivalents, short term investments and long-term investments, page 32

3.

We note the disclosure on page 49 that you elected the fair value option for your auction rate securities and transferred the ARS from available-for-sale to the trading category. The disclosure on page 32 continues to state that all investments are classified as available-for-sale. In future filings, please address your accounting for the ARS as trading securities under SFAS 115.

The Company will include responsive disclosure in future filings.

Note 2. Stock-based Compensation. page 36

4.

We note the statement on page 36 that there was no unrecognized compensation cost at December 31, 2008. However, we see that you granted stock options during the year ended December 31, 2008 and that options issued under your plans vest over four years, Please reconcile these two statements.

The Company's disclosure in subsequent filings will be clarified to indicate that historically, options issued under the Company's stock option plans have vested over four years but that most options granted recently have been fully vested at the time of grant. The Company would like to advise the Staff that of the 152,500 options granted in the year ended December 31, 2008, options to purchase 23,000 shares vest over four years and the remainder were fully vested at the time of grant. Given the number of shares subject to vesting and the Company's stock price, the unrecognized compensation expense associated with those options that were not fully vested at the time of grant was not meaningful ($1,010.49). In future filings, the Company will clarify its disclosure to more clearly specify the vesting schedule of options, and indicate when shares are subject to immediate vesting.

Certifications, page 57 and 58

5.	In future filings the certifications required by Item 601(b)(31) and (32) of Regulation S-K should be filed as exhibits to your tiling rather than included in the body of the 10-K document.

The Company notes the Staff's comment. The referenced certifications will be filed as exhibits to future filings, rather than being included in the body of the document.

* * * * *

   In connection with the foregoing response to the Staff's comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe the foregoing to be responsive to the comments raised by the Staff. Should you have questions or require additional information, please call Ms. Anita Ho at (408) 720-3268.

Very truly yours,

 /s/Peter C. Chang

Peter C. Chang
Chief Executive Officer
Alliance Fiber Optic Products, Inc.

cc: Ms. Anita Ho

     Gabriella A. Lombardi, Esq.